UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-35755

BIT BROTHER LIMITED

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of CFO

On March 13, 2024, Ms. Lingyun Li notified Bit Brother Limited (the “Company”) of her resignation as the chief financial officer (“CFO”) of the Company, effective March 13, 2024. Ms. Lingyun Li has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Ms. Lingyun Li, on March 13, 2024, the Nominating Committee (“Nominating Committee”) of the Board of Directors (the “Board”) recommended, and the Board appointed Ms. Yating Li to serve as the CFO of the Company, effective March 13, 2024.

Ms. Yating Li has been serving as the financial and tax supervisors at Hunan Betterway Digital Technology Co., Ltd since November 2021. She served as an accountant at Hunan Tianzhou Classroom Education Technology Co., Ltd. from August 2017 to December 2020. Ms. Yating Li obtained her bachelor’s degree from Hunan University of Finance and Economics, specializing in financial management.

There are no family relationships between Ms. Yating Li and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Yating Li and any other person pursuant to which she was appointed as the Company’s CFO. Additionally, there have been no transactions in the past two years to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which Ms. Yating Li had, or will have, a direct or indirect material interest.

Ms. Yating Li entered into an employment agreement with the Company, which establishes certain terms and conditions governing her service to the Company. The employment agreement is qualified in its entirety by reference to the complete text of the employment agreement, which is filed hereto as Exhibit 99.1.

Change of CEO

On March 13, 2024, Mr. Xianlong Wu was removed by the Board from his positions as the chief executive officer (“CEO”) of the Company and Chairman of the Board, effective March 13, 2024. The Board believes that Mr. Xianlong Wu’s mis-judgement has led to financial losses and damage to the Company’s position in the market, and caused the Company’s delisting from Nasdaq, which is a significant blow to our reputation and financial stability.

To fill in the vacancy created by the removal of Mr. Xianlong Wu, on March 13, 2024, the Nominating Committee recommended, and the Board appointed, Ms. Ling Sun to serve as the new CEO of the Company and Chairwoman of the Board, effective March 13, 2024.

Ms. Ling Sun founded Guizhou Jiashenghe Technology Co., Ltd (“Guizhou Jiashenghe”) and has served as the CEO of Guizhou Jiashenghe from October 2017 to May 2020, and its CFO since May 2020. From August 2005 to September 2017, she served as the portfolio manager at Guizhou Zhexing Co., Ltd. Ms. Ling Sun obtained her bachelor’s degree in history from Guizhou Normal University.

There are no family relationships between Ms. Ling Sun and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Ling Sun and any other person pursuant to which she was appointed as the Company’s CEO. Additionally, there have been no transactions in the past two years to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which Ms. Ling Sun had, or will have, a direct or indirect material interest.

Ms. Ling Sun entered into an employment agreement with the Company, which establishes certain terms and conditions governing her service to the Company. The employment agreement is qualified in its entirety by reference to the complete text of the employment agreement, which is filed hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Employment Agreement, dated March 13, 2024, by and between Ms. Yating Li and the Company
99.2	Employment Agreement, dated March 13, 2024, by and between Ms. Ling Sun and the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Brother Limited

Date: March 13, 2024	By:	/s/ Ling Sun
	Name:	Ling Sun
	Title:	Chairwoman and Chief Executive Officer (Principal Executive Officer)

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